UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Fifth Street Senior Floating Rate Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31679F101
(CUSIP Number)

MARC COLLINS
RIVERNORTH CAPITAL MANAGEMENT, LLC
325 N. LaSalle St., Suite 645
Chicago, Illinois 60654-7030
(312) 445-2251

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 411,027
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 411,027
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 411,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH INSTITUTIONAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 738,264
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 738,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 738,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31679F101

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,257,724*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,257,724*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,257,724*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IA

*Includes the 108,433 Shares held in a certain RiverNorth Capital Management, LLC account.

CUSIP NO. 31679F101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D, as specifically set forth herein.

Item 2.	Identity and Background.

Item 3 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	RiverNorth Capital Partners, L.P., a Delaware limited partnership (“RNCP”), with respect to the Shares directly and beneficially owned by it;

(ii)	RiverNorth Institutional Partners, L.P., a Delaware limited partnership (“RNIP”), with respect to the Shares directly and beneficially owned by it; and

(iii)
RiverNorth Capital Management, LLC, a Delaware limited liability company (“RiverNorth Management”), as the general partner and investment advisor for each of RNCP, RNIP, and a certain managed account (the “RiverNorth Account”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of RNCP, RNIP, and RiverNorth Management is 325 N. LaSalle St., Suite 645, Chicago, Illinois 60654.

(c)           RNCP and RNIP are private investment companies that were formed for the purpose of investing in securities and engaging in all related activities and transactions.  RNCP acts as the investment manager of the RiverNorth Account.  The principal business of RiverNorth Management, a majority-owned subsidiary of RiverNorth Financial Holdings LLC, is providing discretionary investment management services.  RiverNorth Management is the general partner of, and serves as the investment adviser to, RNCP and RNIP.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Not applicable.

CUSIP NO. 31679F101

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of RNCP and RNIP, and those shares held in the RiverNorth Account, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 411,027 Shares beneficially owned by RNCP is approximately $3,485,509, excluding brokerage commissions.  The aggregate purchase price of the 738,264 Shares beneficially owned by RNIP is approximately $6,260,479, excluding brokerage commissions.  The aggregate purchase price of the 108,433 Shares held in the RiverNorth Account is approximately $857,981, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,466,768 Shares outstanding, as of May 10, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2016.

A.	RNCP

(a)	As of the close of business on August 4, 2016, RNCP beneficially owned 411,027 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 411,027
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 411,027

(c)	The transactions in the Shares by RNCP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	RNIP

(a)	As of the close of business on August 4, 2016, RNIP beneficially owned 738,264 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 738,264
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 738,264

CUSIP NO. 31679F101

(c)	The transactions in the Shares by RNIP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	RiverNorth Management

(a)
RiverNorth Management, (i) as the general partner of RNCP, may be deemed the beneficial owner of the 411,027 Shares owned by RNCP, (ii) as the general partner of RNIP, may be deemed the beneficial owner of the 738,264 Shares owned by RNIP, and (iii) as the investment advisor of the RiverNorth Account, may be deemed the beneficial owner of the 108,433 Shares held in the RiverNorth Account.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 1,257,724
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,257,724
4. Shared power to dispose or direct the disposition: 0

(c)
RiverNorth Management has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of RNCP, RNIP and the Shares held in the RiverNorth Account during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on August 4, 2016, the Reporting Persons collectively beneficially owned an aggregate of 1,257,724 Shares, constituting approximately 4.3% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of August 4, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 5, 2016, the Reporting Persons terminated the Joint Filing Agreement.  A copy of such termination agreement is attached hereto as Exhibit 99.3.

Item 7.	Material to be Filed as Exhibits.

99.1	Termination of Joint Filing Agreement.

CUSIP NO. 31679F101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2016

RiverNorth Capital Management, LLC

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Capital Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Institutional Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

CUSIP NO. 31679F101

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RIVERNORTH CAPITAL PARTNERS, L.P.

(7,040)	8.100	6/23/2016
(78,475)	8.030	6/24/2016
(1,305)	7.950	6/30/2016
(10,995)	8.020	7/1/2016
(67,442)	8.050	7/5/2016
(8,111)	8.190	7/8/2016
(11,277)	8.280	7/12/2016
(799)	8.190	7/13/2016
(997)	8.400	7/22/2016
(384)	8.470	7/25/2016
(1,057)	8.420	8/1/2016
(3,227)	8.370	8/2/2016
(34,768)	8.390	8/3/2016
(29,839)	8.410	8/4/2016

RIVERNORTH INSTITUTIONAL PARTNERS, L.P.

(11,142)	8.280	7/12/2016
(1,598)	8.190	7/13/2016
(1,733)	8.400	7/22/2016
(595)	8.470	7/25/2016
(3,493)	8.420	8/1/2016
(5.808)	8.370	8/2/2016
(67,820)	8.390	8/3/2016
(53,550)	8.410	8/4/2016

RIVERNORTH CAPITAL MANAGEMENT, LLC.

(28,254)*	8.210	6/20/2016
(1,000)*	8.120	6/21/2016
(5,191)*	8.130	6/22/2016
(782)*	8.100	6/23/2016
(26,158)*	8.030	6/24/2016
(1,221)*	8.020	7/1/2016
(22,480)*	8.050	7/5/2016
(2,217)*	8.280	7/12/2016
(236)*	8.190	7/13/2016
(270)*	8.400	7/22/2016
(96)*	8.470	7/25/2016
(450)*	8.420	8/1/2016
(893)*	8.370	8/2/2016
(10,146)*	8.390	8/3/2016
(8,247)*	8.410	8/4/2016

*Signifies transaction made on behalf of the RiverNorth Account.

CUSIP NO. 31679F101

Termination of Joint Filing Agreement

Each of the undersigned hereby terminates that certain Joint Filing Agreement, dated as of December 24, 2015, relating to Fifth Street Senior Floating Rate Corp. to the extent the undersigned is a party thereto, effective immediately.

August 4, 2016

RiverNorth Capital Management, LLC

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Capital Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Institutional Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer